SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR March 9, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayers' Identification (CNPJ) # 43.776.517/0001-80
Companies Registrar (NIRE) # 35300016831

EXTRACT OF THE MINUTES OF THE 605 TH BOARD OF DIRECTORS' MEETING
On February 26, 2004, at 09.00 a.m., summoned by the Chairman for a ordinary meeting, as per the dispositions of Article 15 of the Company's Bylaws, at the meeting room located at Rua Bela Cintra, 847, 10º andar, São Paulo, the Board of Directors' members of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, who are named and signed below, gathered together. Starting the meeting, the Chairman, Mauro Guilherme Jardim Arce, justified the absence of the following Board members: Fernando Carvalho Braga and José Guimarães Monforte........... Then, the Chairman informed the receipt of the resignations, for private reasons, submitted by Mr. Antonio Marsiglia Netto and Mr. Sérgio Pinto Parreira from the positions of Production and Technology Officer and Distribution Metropolitan Officer, respectively, being their resignation letters dully filed. Having accepted such resignations, the Chairman took the opportunity to thank both of them for their relevant contribution to the Company. Due to the vacant positions, the Chairman and the Chief Executive Officer of Sabesp submitted to the Board Members' analysis the resumes of Messrs Paulo Massato Yoshimoto and Enéas Oliveira de Siqueira. After analysis by the Board Members and verification of the professional history of both nominees, who are part of the Company's technical qualified personnel, the Board of Directors agreed to elect them. Sabesp's CEO, Dalmo do Valle Nogueira Filho, informed that a process to restructure the Board of Executive Officers' attributions is under analysis and will be submitted to the Board of Directors' appreciation in the near future. In this regard, the Chairman proposed that the current Regional System Officer, José Everaldo Vanzo, due to his professional history, assumes the vacant position of Production and Technology Officer and, to replace him, proposed the appointment of Mr. Enéas Oliveira de Siqueira. For the vacant position of Distribution Metropolitan Officer, he proposed the appointment of Mr. Paulo Massato Yoshimoto. Opened for discussion and, afterwards, voting, it was approved by the unanimity of Members the election of the following Officers: Production and Technology Officer : JOSÉ EVERALDO VANZO , Brazilian, married, civil and sanitarian engineer, ID (RG) # 4.397.456 SSP/SP, Individual Taxpayers' Identification (CPF) # 618.920.848-72, domiciled at Rua Barão de Cotegipe nº 400, Ribeirão Preto, state of São Paulo. Regional System Officer : ENÉAS OLIVEIRA DE SIQUEIRA, Brazilian, married, civil engineer, ID (RG) # 3.855.424 SSP/SP, Individual Taxpayers' Identification (CPF) # 604.633.508-63, domiciled at Rua Antonio Xavier de Assis nº 200, Caçapava, state of São Paulo. Distribution Metropolitan Officer : PAULO MASSATO YOSHIMOTO , Brazilian, single, civil engineer, ID (RG) # 5.288.540 SSP/SP, Individual Taxpayers' Identification (CPF) # 898.271.128-72, domiciled at Rua Fidalga nº 582, São Paulo, state of São Paulo, elected for the remaining period of office, being maintained the compensation previously established by the State's Capital Defense Council – CODEC. The Officers should present their asset statements in order to satisfy legal and statutory dispositions and declare, for legal purposes, that they are not included in any legal article, which prevent them from performing mercantile activities. The elected Officers will sign the Office Term included in the Minutes Book of the Board of Officers' Meetings. As a result of above-mentioned deliberations, Sabesp's Board of Officers is the following: Chief Executive Officer: DALMO DO VALLE NOGUEIRA FILHO , Brazilian, married, lawyer, ID (RG) # 2.161.553-6 SSP/SP, Individual Taxpayers' Identification (CPF) # 429.377.288-04, domiciled at Rua Escócia nº 230, São Paulo, state of São Paulo. Economic-Financial Officer, performing, also, the attributions of Investor Relations Officer: RUI DE BRITTO ALVARES AFFONSO Brazilian, married, economist, ID (RG) # 7.867.051 SSP/SP, Individual Taxpayers' Identification (CPF) # 013.982.348-42, domiciled at Alameda dos Anapurús nº 550 – ap. 11, São Paulo, state of São Paulo. Corporate Management Officer: REINALDO JOSÉ RODRIGUEZ DE CAMPOS , Brazilian, married, electric engineer, ID (RG) # 3.152.676 SSP/SP, Individual Taxpayers' Identification (CPF) # 201.655.958-68, domiciled at Rua Tavares Bastos nº 697 – ap. 172, São Paulo, state of São Paulo. Production and Technology Officer: JOSÉ EVERALDO VANZO , Brazilian, married, civil and sanitarian engineer, ID (RG) # 4.397.456 SSP/SP, Individual Taxpayers' Identification (CPF) # 618.920.848-72, domiciled at Rua Barão de Cotegipe nº 400, Ribeirão Preto, state of São Paulo. Regional System Officer: ENÉAS OLIVEIRA DE SIQUEIRA, Brazilian, married, civil engineer, ID ( 5.424 SSP/SP, Individual Taxpayers' Identification (CPF) # 604.633.508-63, domiciled at Rua Antonio Xavier de Assis nº 200, Caçapava, state of São Paulo. Distribution Metropolitan Officer: PAULO MASSATO YOSHIMOTO , Brazilian, single, civil engineer, ID (RG) # 5.288.540 SSP/SP, Individual Taxpayers' Identification (CPF) # 898.271.128-72, domiciled at Rua Fidalga nº 582, São Paulo, state of São Paulo.

These minutes, after approved, will be signed by attending Board of Directors' Members. Mauro Guilherme Jardim Arce – Chairman, Alexander Bialer, Andrea Sandro Calabi, Fernando Maida Dall'Acqua, Gustavo de Sá e Silva and Maria Helena Guimarães de Castro.

São Paulo, February 26, 2004.

Mauro Guilherme Jardim Arce	Ligia Ourives da Cruz Ferreira
Chairman of the Board of Directors	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 9, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.